UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K ,or Form 6-K, is being furnished by Evogene Ltd., or Evogene, to the Securities and Exchange Commission, or SEC, for the sole purpose of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of Evogene as of and for the six-month period ended June 30, 2022; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Evogene’s financial condition and results of operations as of and for the six-month period ended June 30, 2022.

Exhibits 99.1 and 99.2 to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (SEC File No. 333-253300), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the six-month period ended June 30, 2022.
101
Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Interim Statements of Financial Position, (ii) Consolidated Interim Statements of Profit or Loss, (iii) Consolidated Interim Statements of Changes in Equity; (iv) Consolidated Interim Statements of Cash Flows, and (v) Notes to Interim Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2022	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer